Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

October 1, 2024

VIA EDGAR TRANSMISSION

Mr. Aaron Brodsky

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement of Bow River Capital Evergreen Fund

(Registration No. 811-23566)

Dear Mr. Brodsky:

The following supplements the responses included in a correspondence filed on September 26, 2024 (the “Prior Letter”) and responds to the additional comment provided via telephone on September 30, 2024, each in connection with the SEC staff’s review of the preliminary proxy statement filed by Bow River Capital Evergreen Fund (the “Fund”) on Schedule 14A on September 13, 2024 (the “Proxy”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Proxy, unless otherwise indicated.

1.	Comment: Please revise the Fund’s response to Comment No. 6 in the Prior Letter, to more specifically disclose the relevant experience, qualifications and capabilities of the investment professionals of Apogem.

Response: The Fund has replaced the second sentence of the second paragraph under “Factors Considered by the Trustees and their Recommendation – Nature, Extent, and Quality of Services” with the following: “They further considered the quality of services to be provided by Apogem and its investment professionals, noting that Apogem has over 30 years of experience in middle market investing and maintains a robust data and relationship focus to support the sourcing and due diligence services it would provide under the Investment Consultant Agreement. They further noted that the firm’s investment professionals have extensive experience in the industry, with a senior management team that averages more than 20 years of experience.”

2.	Comment: Please revise the disclosure to include the Fund’s response to Comment No. 18 in the Prior Letter.

Response: The Fund has added the following disclosure as the last sentence under “Terms of the Investment Consultant Agreement – Consulting Services”: “Apogem does not currently anticipate delegating any of its responsibilities under the Investment Consultant Agreement and will not delegate any responsibilities involving investment advice.”

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Mr. Aaron Brodsky

October 1, 2024

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959 or in my absence, Stacie Lamb at (312) 569-1146.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer